

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 24, 2007

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

>   **Re: TriMas Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 28, 2007**
>   **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments.

Capitalization, page 24 and Unaudited Pro Forma Balance Sheet, page 31

1. Please present the number of pro forma shares authorized, issued and outstanding.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 32

2. Please revise the description of adjustment (e) to clarify that the proceeds of $132 million are gross, rather than net.

Compensation Discussion and Analysis, page 91

3. We note your disclosure on page 91 that you benchmark against companies in your industry of similar size and organizational structure. In that regard, please identify the benchmark and, if applicable, its components (including component companies). Please refer to Item 402(b)(2)(xiv) of Regulation S-X. We may have further comment based on your response.

4. We note your references to performance targets that your CEO, CFO and vice president of human resources present to your Compensation Committee for their ultimate approval. Yet, you have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance. Please disclose the items of your performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case,

note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

5. Please revise your CD&A to discuss in more detail your CEO's compensation, as it appears to be based on a policy or decision that is materially different from the policies or decisions for your other executive officers. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

6. Your use of many defined terms may make it difficult for investors to understand your disclosure. For example, we note your use of QPC, CLRP, and AVCP.

Summary Compensation Table, page 128

7. Please confirm in your table that provides further detail on Named Executive Officer's "Other Compensation" that you have stated the correct amount for Mr. Beard in the column marked Company Contributions to Retirement and 401(k) Plans. The amounts in your footnote 1 do not appear to reconcile.

Financial Statements

Note 2 – Recapitalization, page F-7

8. Please provide us with additional information to help us understand your conclusion that no financing cash inflow should be reflected in 2006 related to the exercise of the warrant to purchase 750,000 shares for $0.01 per share. Please tell us whether the exercise was deductible for tax purposes. Please refer to paragraph 19(e) of SFAS 95.

Note 16 – Employee Benefit Plans, page F-26

9. You indicate in note 3 that you will adopt SFAS 158 in 2007. However, it appears that paragraphs 11(b) and 12 require that you adopt the requirement to recognize the funded status of your benefit plans and the disclosure requirements of SFAS 158 in your fiscal year ended December 31, 2006. Please revise or advise.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in

Joshua A. Sherbin, Esq.
TriMas Corporation
April 24, 2007
Page 3

her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005